RANBAXY

HEAD OFFICE :25, NEHRU PLACE, NEW DELHI - 110 019, PHONE:26452666-72 FAX:(91-11)26465748

SEC:SE **BY AIR MAIL**
10th February, 2003

Securities & Exchange Commis
Division of Corporate Finance,
Office of International, Corpor
450, Fifth Street, N.W.
WASHINGTON, D.C.20549

03007393

Dear Sir,

SUB: **Form No.2-Return of Allotment**

RE: **123g3-2(b) EXEPTION-FILE 82-3821**

Enclosed please find the copies of the following documents:

RETURN OF ALLOTMENT OF EQUITY SHARES

i)	Allotment of 18789 Equity Shares of Rs.10 each : issued under The Employees Stock Option Scheme.	Filed with Registrar of Companies of Companies on 5.11.2002
ii)	Allotment of 6,95,37,491 equity shares of Rs.10/-: each issued as Bonus Shares in the ratio of three bonus shares for every five equity shares.	Filed with Registrar of Companies Companies on 05.11.2002
iii)	Allotment of 12,473 Equity Shares of Rs.10 each : issued under The Employees Stock Option Scheme.	Filed with Registrar of Companies Companies on 04.02.2003

Thanking you,

Yours faithfully,
For RANBAXY LABORATORIES LTD

(S.K.PATAWARI)
COMPANY SECRETARY

Encl: As above

3/18

Ares

FORM NO.2

No of Company: 3747
Nominal Capital : Rs.200 Crores

THE COMPANIES ACT, 1956

Return of Allotment

{(Pursuant to section 75(1)) }

Name of Company : **RANBAXY LABORATORIES LIMITED**

Presented by : **MR.S.K.PATAWARI, COMPANY SECRETARY**

Return of Allotment of the : **RANBAXY LABORATORIES LIMITED**

made out on the following **date/dates : **11.10.2002** filed with the Registrar of Companies pursuant to section 75(1)

1. Shares allotted payable in cash:-

Class of Shares	No of Shares allotted	Nominal Amount per shares	Nominal Amount total	Amount paid on application (excluding premium	Amount paid or due and payable on allotment paid	Amount paid or due and payable on allotment due and payable	Amount of premium (if any) payable on shares	Amount of discount (if any)
(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
1. Equity Shares			NOT APPLICABLE					
2.Preference Shares other than redeemable Preference Shares			NOT APPLICABLE					
3.Redeemable preference Shares			NOT APPLICABLE					

2. (a) Shares allotted for consideration otherwise than in cash)
(i) Equity Shares) Not Applicable
(ii) Preference Shares)
(iii) Redeemable Preference Shares)
*Number of Shares)
Nominal amount of shares)
Amount to be treated as paid up on each shares)
The consideration for which such shares have been allotted)
Is as follows :
Property and assets required Rs.) Not Applicable
(Description))
Goodwill Rs.) Not Applicable
Services (give nature of service Rs.)
Other items (to be specified) Rs.

Ares

3. *Shares issued at a discount Number of shares (b)
Nominal amount of shares)
Amount of discount per shares) Not Applicable
Paid-up shares)
(A copy of the resolution for the issue of th shares at a discount with a copy of the order of the Court and also a copy of the order of the Central Government where the discount exceeds 10 per cent should be attached to this return)

** Insert date or dates of the allotment

4. Number of Bonus Shares) 6,95,37,491
Nominal Amount of shares) Rs.69,53,74,910 (in the ratio of Three equity shares for every Five equity shares held).
Amount to be treated as paid up on each shares Rs.) Rs.10/-
(A copy of the resolution authorising the issue of the bonus shares should be attached to this return.

Names, addresses and occupation of the allottees- (EGM Resolution)

Date of Allotment	Name of allottee In full	Address occupation of the Allottee	No of shares allotted		
			Equity	Preference shares other than Redeem-able preference shares	Redeemable preference shares
(1)	(2)	(3)	(4)	(5)	(6)
11.10.2002	As per details given in the Allotment Register (18 Register is enclosed).		6,95,37,491	-	-

FOR RANBAXY LABORATORIE LIMITED

Signature : [signature]

Designation: (S.K.PATAWARI)
COMPANY SECRETARY

Dated: 05.11.2002

* Distinguish between preference and Equity Shares Capital specifying separately Redeemable Preference Shares, if any.

** State whether Director, Managing Director, Manager or Secretary

Note: 1. When a return includes several allotments made on different dates, the actual Date of all such allotments should be entered at the top of the from page and the Registration of the return should be effected within one month of the first date

2. A certificate signed by :-
<u>Director</u>
<u>Managing Director</u>
<u>Manager</u>
Or
Secretary

To the effect that the conditions, if any, imposed by the Controller of Capital Issues in the order consenting to the issue of the capital represented by the shares comprised in this return have been duly complied with shall accompany this return).

Ares

FORM NO.2

No of Company: 3747
Nominal Capital : Rs.200 Crores

THE COMPANIES ACT, 1956

Return of Allotment

{(Pursuant to section 75(1)) }

Name of Company : **RANBAXY LABORATORIES LIMITED**

Presented by : **MR.S.K.PATAWARI, COMPANY SECRETARY**

Return of Allotment of the : **RANBAXY LABORATORIES LIMITED**

made out on the following **date/dates : **08.10.2002** filed with the Registrar of Companies pursuant to section 75(1)

2. Shares allotted payable in cash:-

Class of Shares	No of Shares allotted	Nominal Amount per shares	Nominal Amount total	Amount paid on application (excluding premium	Amount paid or due and payable on allotment paid	Amount paid or due and payable on allotment due and payable	Amount of premium (if any) payable on shares	Amount of discount (If any)
(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
1.Equity Shares	18789	10/-	187890	-	-	-	Rs.72,80,383	-
2.Preference Shares other than redeemable Preference Shares			NOT APPLICABLE					
3.Redeemable preference Shares			NOT APPLICABLE					

2. (a) Shares allotted for consideration otherwise than in cash)
   - (i) Equity Shares) Not Applicable
   - (ii) Preference Shares)
   - (iii) Redeemable Preference Shares)

*Number of Shares)
Nominal amount of shares)
Amount to be treated as paid-up on each shares)
The consideration for which such shares have been allotted)
Is as follows :
Property and assets required Rs.) Not Applicable
(Description))
Goodwill Rs.) Not Applicable
Services (give nature of service Rs.)
Other items (to be specified) Rs.

Ares

3. *Shares issued at a discount Number of shares (b)
Nominal amount of shares)
Amount of discount per shares) Not Applicable
Paid-up shares)
(A copy of the resolution for the issue of th shares at a discount with a copy of the order of the Court and also a copy of the order of the Central Government where the discount exceeds 10 per cent should be attached to this return)

** Insert date or dates of the allotment

4. Number of Bonus Shares) Not Applicable
Nominal Amount of shares)
Amount to be treated as paid up on each shares Rs.)
(A copy of the resolution authorising the issue of the bonus shares should be attached to this return.

Names, addresses and occupation of the allottees

Date of Allotment	Name of allottee In full	Address occupation of the Allottee	Equity	No of shares allotted	
				Preference shares other than Redeem-able preference shares	Redeemable preference shares
(1)	(2)	(3)	(4)	(5)	(6)
08.10.2002	Dr.Jitender Pal Singh	Kothi # 2388,Sector-71 Chandigarh-160071 (Service)	128	-	-
08.10.2002	Dr.Rama Kant Shukla	M/s. Orchid Chemicals and Pharmaceuticals Ltd., Regulatory Affairs, No.16th Floor, Crown Court, 34, Cathedral Rd, Chennai-86 (Service)	36	-	-
08.10.2002	Dr.Sanjiv Sharma	1-D, 1st Seaward Rd. Sr.Magam Apartments, Valmiki Nagar, Tiruvamiyur, Chennai-86 (Service)	128	-	-
08.10.2002	Mr.Julian D'Souza	W-151, Greater Kailash-II New Delhi-48 (Service)	1720	-	-

Ares

08.10.2002	Dr.Shanta Kumar T.R.	C/o. Dr.Reddy Labs Ltd, Discovery Research, Bollaram Road, Mryapur, Hyderabad-50 (Service)	73
08.10.2002	Dr.J.M.Khanna	J-1/23, DLF Phase-II Gurgaon-122022 (Haryana)	16000
08.10.2002	Mr.Rahul Garella	C-333, Golf , View Apts., Saket, Ne Delhi-110 017 (Service)	64
08.10.2002	Dr.J.B.Gupta	349, Sector-14, Gurgaon (Service)	640
			18789

FOR RANBAXY LABORATORIE LIMITED

Signature :

Designation: (S.K.PATAWARI)
OMPANY SECRETARY

Dated: 05.11.2002

* Distinguish between preference and Equity Shares Capital specifying separately Redeemable Preference Shares, if any.

** State whether Director, Managing Director, Manager or Secretary

Note: 1. When a return includes several allotments made on different dates, the actual Date of all such allotments should be entered at the top of the from page and the Registration of the return should be effected within one month of the first date

2. A certificate signed by :-

<u>Director</u>
<u>Managing Director</u>
<u>Manager</u>
Or
Secretary

To the effect that the conditions, if any, imposed by the Controller of Capital Issues in the order consenting to the issue of the capital represented by the shares comprised in this return have been duly complied with shall accompany this return).

Ares

FORM NO.2

No of Company: 3747
Nominal Capital : Rs.200 Crores

THE COMPANIES ACT, 1956

Return of Allotment
{(Pursuant to section 75(1)) }

Name of Company : RANBAXY LABORATORIES LIMITED

Presented by : MR.S.K.PATAWARI, COMPANY SECRETARY

Return of Allotment of the : RANBAXY LABORATORIES LIMITED

made out on the following **date/dates : 08.01.2003 filed with the Registrar of Companies pursuant to section 75(1)

3. Shares allotted payable in cash:-

Class of Shares	No of Shares allotted	Nominal Amount per share	Nominal Amount total	Amount paid on application (excluding premium	Amount paid or due and payable on allotment paid	Amount paid or due and payable on allotment due and payable	Amount of premium (if any) payable on shares	Amount of discount (If any)
(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
1.Equity Shares	12473	10/-	124730	124730	-	-	Rs.5436383	-
2.Preference Shares other than redeemable Preference Shares			NOT APPLICABLE					
3.Redeemable preference Shares			NOT APPLICABLE					

2. (a) Shares allotted for consideration otherwise than in cash)
(i) Equity Shares) Not Applicable
(ii) Preference Shares)
(iii) Redeemable Preference Shares)
*Number of Shares)
Nominal amount of shares)
Amount to be treated as paid-up on each shares)
The consideration for which such shares have been allotted)
Is as follows :
Property and assets required Rs.) Not Applicable
(Description))
Goodwill Rs.) Not Applicable
Services (give nature of service Rs.)
Other items (to be specified) Rs.

Ares

3. *Shares issued at a discount Number of shares (b)
Nominal amount of shares)
Amount of discount per shares) Not Applicable
Paid-up shares)
(A copy of the resolution for the issue of th shares at a discount with a copy of the order of the Court and also a copy of the order of the Central Government where the discount exceeds 10 per cent should be attached to this return)

** Insert date or dates of the allotment

4. Number of Bonus Shares) Not Applicable
Nominal Amount of shares)
Amount to be treated as paid up on each shares Rs.)
(A copy of the resolution authorising the issue of the bonus shares should be attached to this return.

Names, addresses and occupation of the allottees

Date of Allotment	Name of allottee In full	Address occupation of the Allottee	No of shares allotted		
			Equity	Preference shares other than Redeem-able preference shares	Redeemable preference shares
(1)	(2)	(3)	(4)	(5)	(6)
08.01.2003	Mr.B.S.Vaish	The Nest,100-L, New Colony, Gurgaon-122001 -Service	64	-	-
08.01.2003	Dr.Sofia Mumtaz	B-2/147, Paschim Vihar, New Delhi110 063-Service	73	-	-
08.01.2003	Mr.Paresh Choudhary	C/o. Ranbaxy Laboratories Ltd 19, Nehru Place, New Delhi-19-Service	220	-	-
08.01.2003	Mr.Shaleen Madan	H.No.665, Sector,16-D, Chandigarh -Service	192	-	-
08.01.2003	Mr.Shaleen Madan	H.No.665, Sector,16-D, Chandigarh -Service	220	-	-
08.01.2003	Dr. J.M.Khanna	J-1.23, DLF, City-II, Gurgaon-122002-Service	9600	-	-
08.01.2003	Mr.V.Souriyar Jose	Qrs.No.3, MCD Maternity Home, Bhai Parmanand, Delhi-110 006 -Service	36	-	-
08.01.2003	Mr.Ashish Gogia	K-70, Krishan Nagar, Delhi-110 051 -Service	73	-	-
08.01.2003	Mr.Ashish Gogia	K-70, Krishan Nagar, Delhi-110 051 -Service	36	-	-

Ares

08.01.2003	Mr.Udai Upendra	601-B, Beverly, Phase-I, DLF City, Gurgaon-Service	640	-	-
08.01.2003	Mr.Harpreet Singh	C/o. Ranbaxy Nigeria Ltd. Plot No.5, Block K, APAPA ISOLO Expressway, P.O.Box 4452, Ikeja, Lagos, Nigeria- Service	184	-	-
08.01.2003	Mr.Tavinder Jit Singh	C/o. Ranbaxy Nigeria Ltd. Plot No.5, Block K, APAPA ISOLO Expressway, P.O.Box 4452, Ikeja, Lagos, Nigeria -Service	480	-	-
08.01.2003	Mr.Sandeep Mehandroo	House No.9490, Sector-C Pocket-9, Vasant Kunj, New Delhi-11070-Service	64	-	-
08.01.2003	Mr.Sandeep Mehandroo	House No.9490, Sector-C Pocket-9, Vasant Kunj, New Delhi-11070-Service	220		
08.01.2003	Mr.Lokesh Nagpal	149, Ambika Vihar, New Delhi-110 087-Service	112	-	-
08.01.2003	Mr.Randeep Singh Sisodia	G-301, Som Vihar, New Delhi -Service	147	-	-
08.01.2003	Mr/Bhupendra Singh	Ranbaxy(S.A.)(Pty.) Ltd. Third Floor, Outspan House, 1006, Lenchen Avenue, North, Centurion,Pretpria, P.O Box,10458, Centurion 0046 -Service	112	-	-
		TOTAL	12,473		

FOR RANBAXY LABORATORIE LIMITED

Signature :

Designation:

(S.K.PATAWARI)
OMPANY SECRETARY

Dated: 04.02.2003

Ares

* Distinguish between preference and Equity Shares Capital specifying separately Redeemable Preference Shares, if any.

** State whether Director, Managing Director, Manager or Secretary

Note: 1. When a return includes several allotments made on different dates, the actual Date of all such allotments should be entered at the top of the from page and the Registration of the return should be effected within one month of the first date

2. A certificate signed by :-

<u>Director</u>
<u>Managing Director</u>
<u>Manager</u>
Or
Secretary

To the effect that the conditions, if any, imposed by the Controller of Capital Issues in the order consenting to the issue of the capital represented by the shares comprised in the return have been duly complied with shall accompany the return).